SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐	No ☑

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: June 11, 2003	By:	“H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President (Name and Title)

	By:	“J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
MONDAY, JUNE 9, 2003

Shell Canada announces Athabasca Oil Sands Project fully operational

Calgary, Alberta — With the recent start-up of Train 2 froth treatment facilities at the Muskeg River Mine, the Athabasca Oil Sands Project (AOSP) is now fully operational.

The Scotford Upgrader has been making synthetic crude products from Muskeg River Mine bitumen since April 19, 2003. Production of synthetic crude has varied during initial operations but averaged over 60,000 barrels per day (36,000 Shell share) for the month of May. Bitumen production from Train 2 at the mine has now commenced following completion of commissioning work for the froth treatment plant. All facilities at both the mine and upgrader are now fully operational.

With both trains now operating, production of synthetic crude will be ramped-up as additional bitumen supply becomes available from the mine. Some production volatility is likely during initial two-train, integrated operations. The focus will be on ramping up to the designed production rate of 155,000 barrels per day of bitumen (93,000 Shell share) in the third quarter of 2003.

The AOSP is a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent). At full rates, the project will supply the equivalent of 10 per cent of Canada’s oil needs. Shell’s share of AOSP production will increase the Company’s total barrels-of-oil equivalent production by more than 50 per cent.

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Manager, Investor Relations	Manager, Public Affairs
(403) 691-2175	(403) 691-3899

Visit Shell’s Internet web site: www.shell.ca

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

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